                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C.  20549


                                  SCHEDULE 13D

                         UNDER THE EXCHANGE ACT OF 1934

                      (Amendment No. ____________________)


                             BANK PLUS CORPORATION
                 ----------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $.01 PAR VALUE
                 ----------------------------------------------
                        (Title and Class of Securities)

                                    064446107
                              ---------------------
                                 (CUSIP Number)

                         Richard J. Perry, Jr, Esquire
                            Perry & Associates, P.C.
                           1826 Jefferson Place, N.W.
                            Washington, D. C.  20036
                                (202) 775-8109
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                              August 5, 1998
             -----------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Page 1 of 25 Pages                                     Exhibit Index at page 23

-------------------------------------------------------------------------------
  CUSIP NUMBER 064446107                                PAGE  2  OF  25  PAGES
                                                             ---    ----
-------------------------------------------------------------------------------
           1.            NAME OF REPORTING PERSON / S.S. OR I.R.S.
                         IDENTIFICATION OF ABOVE PERSON

                         Financial Institution Partners, L.P. /  52-1899611
-------------------------------------------------------------------------------
           2.            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                           (a)
                                                                           (b)
-------------------------------------------------------------------------------
           3.            SOURCE OF FUNDS

                         WC   OO
-------------------------------------------------------------------------------
           4. IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d) AND 2(e)

                         NO
-------------------------------------------------------------------------------
           5.            CITIZENSHIP OR PLACE OF ORIGIN

                         Organized: State of Delaware
-------------------------------------------------------------------------------
  NUMBER OF                         SOLE VOTING POWER
  SHARES                 6.
  OWNED BY             --------------------------------------------------------
  EACH                              SHARED VOTING POWER
  REPORTING              7.         330,000 SHARES
  PERSON WITH          --------------------------------------------------------
                                    SOLE DISPOSITIVE POWER
                         8.
                       --------------------------------------------------------
                         9.         SHARED DISPOSITIVE POWER
                                    330,000 SHARES
-------------------------------------------------------------------------------
          10.            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                         PERSON
                         330,000 SHARES
-------------------------------------------------------------------------------
          11.            DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN
                         SHARES?

                         NO
-------------------------------------------------------------------------------
          12.            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)

                         1.70%
-------------------------------------------------------------------------------
          13.            TYPE OF REPORTING PERSON

                         PN
-------------------------------------------------------------------------------




Page 2 of 25 Pages

-------------------------------------------------------------------------------
  CUSIP NUMBER 064446107                                PAGE  3  OF  25  PAGES
                                                             ---    ----
-------------------------------------------------------------------------------
           1.            NAME OF REPORTING PERSON / S.S. OR I.R.S.
                         IDENTIFICATION OF ABOVE PERSON

                         Hovde Capital, Inc. /  52-1891904
-------------------------------------------------------------------------------
           2.            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                           (a)
                                                                           (b)
-------------------------------------------------------------------------------
           3.            SOURCE OF FUNDS

                         AF
-------------------------------------------------------------------------------
           4. IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d) AND 2(e)

                         NO
-------------------------------------------------------------------------------
           5.            CITIZENSHIP OR PLACE OF ORIGIN

                         Organized: State of Delaware
-------------------------------------------------------------------------------
  NUMBER OF                         SOLE VOTING POWER
  SHARES                 6.
  OWNED BY             --------------------------------------------------------
  EACH                              SHARED VOTING POWER
  REPORTING              7.         330,000 SHARES
  PERSON WITH          --------------------------------------------------------
                                    SOLE DISPOSITIVE POWER
                         8.
                       --------------------------------------------------------
                         9.         SHARED DISPOSITIVE POWER
                                    330,000 SHARES
-------------------------------------------------------------------------------
          10.            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                         PERSON

                         330,000 SHARES
-------------------------------------------------------------------------------
          11.            DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN
                         SHARES?

                         NO
-------------------------------------------------------------------------------
          12.            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)

                         1.70%
-------------------------------------------------------------------------------
          13.            TYPE OF REPORTING PERSON

                         CO
-------------------------------------------------------------------------------




Page 3 of 25 Pages

-------------------------------------------------------------------------------
  CUSIP NUMBER 064446107                               PAGE  4  OF  25  PAGES
                                                            ---    ----
-------------------------------------------------------------------------------
           1.            NAME OF REPORTING PERSON / S.S. OR I.R.S.
                         IDENTIFICATION OF ABOVE PERSON

                         Financial Institution Partners II, L.P./ 36-4131559
-------------------------------------------------------------------------------
           2.            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)
                                                                          (b)
-------------------------------------------------------------------------------
           3.            SOURCE OF FUNDS

                         WC   OO
-------------------------------------------------------------------------------
           4. IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d) AND 2(e)

                         NO
-------------------------------------------------------------------------------
           5.            CITIZENSHIP OR PLACE OF ORIGIN

                         Organized: State of Delaware
-------------------------------------------------------------------------------
  NUMBER OF                         SOLE VOTING POWER
  SHARES                 6.
  OWNED BY             --------------------------------------------------------
  EACH                              SHARED VOTING POWER
  REPORTING              7.         442,667 SHARES
  PERSON WITH          --------------------------------------------------------
                                    SOLE DISPOSITIVE POWER
                         8.
                       --------------------------------------------------------
                         9.         SHARED DISPOSITIVE POWER

                                    442,667 SHARES
-------------------------------------------------------------------------------
          10.            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                         PERSON

                         442,667 SHARES
-------------------------------------------------------------------------------
          11.            DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN
                         SHARES?

                         NO
-------------------------------------------------------------------------------
          12.            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)

                         2.29%
-------------------------------------------------------------------------------
          13.            TYPE OF REPORTING PERSON

                         PN
--------------------------------------------------------------------------------




Page 4 of 25 Pages

-------------------------------------------------------------------------------
  CUSIP NUMBER 064446107                                PAGE  5  OF  25  PAGES
                                                             ---    ----
-------------------------------------------------------------------------------
           1.            NAME OF REPORTING PERSON / S.S. OR I.R.S.
                         IDENTIFICATION OF ABOVE PERSON

                         Hovde Capital, L.L.C. / 91-1825712
-------------------------------------------------------------------------------
           2.            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)
                                                                          (b)
-------------------------------------------------------------------------------
           3.            SOURCE OF FUNDS

                         AF
-------------------------------------------------------------------------------
           4. IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d) AND 2(e)

                         NO
-------------------------------------------------------------------------------
           5.            CITIZENSHIP OR PLACE OF ORIGIN

                         Organized: State of Delaware
-------------------------------------------------------------------------------
  NUMBER OF                         SOLE VOTING POWER
  SHARES                 6.
  OWNED BY             --------------------------------------------------------
  EACH                              SHARED VOTING POWER
  REPORTING              7.         442,667 SHARES
  PERSON WITH          --------------------------------------------------------
                                    SOLE DISPOSITIVE POWER
                         8.
                       --------------------------------------------------------
                         9.         SHARED DISPOSITIVE POWER
                                    442,667 SHARES
-------------------------------------------------------------------------------
          10.            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                         PERSON

                         442,667 SHARES
-------------------------------------------------------------------------------
          11.            DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN
                         SHARES?

                         NO
-------------------------------------------------------------------------------
          12.            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)

                         2.29%
-------------------------------------------------------------------------------
          13.            TYPE OF REPORTING PERSON

                         CO
-------------------------------------------------------------------------------




Page 5 of 25 Pages

-------------------------------------------------------------------------------
  CUSIP NUMBER 064446107                                PAGE  6  OF  25  PAGES
                                                             ---    ----
-------------------------------------------------------------------------------
           1.            NAME OF REPORTING PERSON / S.S. OR I.R.S.
                         IDENTIFICATION OF ABOVE PERSON

                         Hancock Park Acquisition, L.P. /  36-4081806
-------------------------------------------------------------------------------
           2.            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)
                                                                          (b)
-------------------------------------------------------------------------------
           3.            SOURCE OF FUNDS

                         WC   OO
-------------------------------------------------------------------------------
           4. IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d) AND 2(e)

                         NO
-------------------------------------------------------------------------------
           5.            CITIZENSHIP OR PLACE OF ORIGIN

                         Organized: State of Delaware
-------------------------------------------------------------------------------
  NUMBER OF                         SOLE VOTING POWER
  SHARES                 6.
  OWNED BY             --------------------------------------------------------
  EACH                              SHARED VOTING POWER
  REPORTING              7.         434,860 SHARES
  PERSON WITH          --------------------------------------------------------
                                    SOLE DISPOSITIVE POWER
                         8.
                       --------------------------------------------------------
                         9.         SHARED DISPOSITIVE POWER
                                    434,860 SHARES
-------------------------------------------------------------------------------
          10.            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                         PERSON
                         434,860 SHARES
-------------------------------------------------------------------------------
          11.            DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN
                         SHARES?

                         NO
-------------------------------------------------------------------------------
          12.            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)

                         2.25%
-------------------------------------------------------------------------------
          13.            TYPE OF REPORTING PERSON

                         PN
-------------------------------------------------------------------------------




Page 6 of 25 Pages

-------------------------------------------------------------------------------
  CUSIP NUMBER 064446107                                PAGE  7  OF  25  PAGES
                                                             ---    ----
-------------------------------------------------------------------------------
           1.            NAME OF REPORTING PERSON / S.S. OR I.R.S.
                         IDENTIFICATION OF ABOVE PERSON

                         Hancock Park Acquisition, L.L.C. /  36-4068512
-------------------------------------------------------------------------------
           2.            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                           (a)
                                                                           (b)
-------------------------------------------------------------------------------
           3.            SOURCE OF FUNDS

                         AF
-------------------------------------------------------------------------------
           4. IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d) AND 2(e)

                         NO
-------------------------------------------------------------------------------
           5.            CITIZENSHIP OR PLACE OF ORIGIN

                         Organized: State of Delaware
-------------------------------------------------------------------------------
  NUMBER OF                         SOLE VOTING POWER
  SHARES                 6.
  OWNED BY             --------------------------------------------------------
  EACH                              SHARED VOTING POWER
  REPORTING              7.         434,860 SHARES
  PERSON WITH          --------------------------------------------------------
                                    SOLE DISPOSITIVE POWER
                         8.
                       --------------------------------------------------------
                         9.         SHARED DISPOSITIVE POWER
                                    434,860 SHARES
-------------------------------------------------------------------------------
          10.            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                         PERSON
                         434,860 SHARES
-------------------------------------------------------------------------------
          11.            DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN
                         SHARES?

                         NO
-------------------------------------------------------------------------------
          12.            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)

                         2.25%
-------------------------------------------------------------------------------
          13.            TYPE OF REPORTING PERSON

                         CO
-------------------------------------------------------------------------------




Page 7 of 25 Pages

-------------------------------------------------------------------------------
  CUSIP NUMBER 064446107                               PAGE  8  OF  25  PAGES
                                                            ---    ----
-------------------------------------------------------------------------------
           1.            NAME OF REPORTING PERSON / S.S. OR I.R.S.
                         IDENTIFICATION OF ABOVE PERSON

                         Western Acquisition Partners, L.P. . /  36-4081807
-------------------------------------------------------------------------------
           2.            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                           (a)
                                                                           (b)
-------------------------------------------------------------------------------
           3.            SOURCE OF FUNDS

                         WC   OO
-------------------------------------------------------------------------------
           4. IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d) AND 2(e)

                         NO
-------------------------------------------------------------------------------
           5.            CITIZENSHIP OR PLACE OF ORIGIN

                         Organized: State of Delaware
-------------------------------------------------------------------------------
  NUMBER OF                         SOLE VOTING POWER
  SHARES                 6.
  OWNED BY             --------------------------------------------------------
  EACH                              SHARED VOTING POWER
  REPORTING              7.         140,000 SHARES
  PERSON WITH          --------------------------------------------------------
                                    SOLE DISPOSITIVE POWER
                         8.
                       --------------------------------------------------------
                         9.         SHARED DISPOSITIVE POWER
                                    140,000 SHARES
-------------------------------------------------------------------------------
          10.            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                         PERSON
                         140,000 SHARES
-------------------------------------------------------------------------------
          11.            DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN
                         SHARES?

                         NO
-------------------------------------------------------------------------------
          12.            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)

                         0.72%
-------------------------------------------------------------------------------
          13.            TYPE OF REPORTING PERSON

                         PN
-------------------------------------------------------------------------------




Page 8 of 25 Pages

-------------------------------------------------------------------------------
  CUSIP NUMBER 064446107                                PAGE  9  OF  25  PAGES
                                                             ---    ----
-------------------------------------------------------------------------------
           1.            NAME OF REPORTING PERSON / S.S. OR I.R.S.
                         IDENTIFICATION OF ABOVE PERSON

                         Western Acquisition Partners, L.L.C. /  36-4068258
-------------------------------------------------------------------------------
           2.            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                           (a)
                                                                           (b)
-------------------------------------------------------------------------------
           3.            SOURCE OF FUNDS

                         AF
-------------------------------------------------------------------------------
           4. IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d) AND 2(e)

                         NO
-------------------------------------------------------------------------------
           5.            CITIZENSHIP OR PLACE OF ORIGIN

                         Organized: State of Delaware
-------------------------------------------------------------------------------
  NUMBER OF                         SOLE VOTING POWER
  SHARES                 6.
  OWNED BY             --------------------------------------------------------
  EACH                              SHARED VOTING POWER
  REPORTING              7.         140,000 SHARES
  PERSON WITH          --------------------------------------------------------
                                    SOLE DISPOSITIVE POWER
                         8.
                       --------------------------------------------------------
                         9.         SHARED DISPOSITIVE POWER
                                    140,000 SHARES
-------------------------------------------------------------------------------
          10.            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                         PERSON
                         140,000 SHARES
-------------------------------------------------------------------------------
          11.            DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN
                         SHARES?

                         NO
-------------------------------------------------------------------------------
          12.            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)

                         0.72%
-------------------------------------------------------------------------------
          13.            TYPE OF REPORTING PERSON

                         CO
-------------------------------------------------------------------------------




Page 9 of 25 Pages

ITEM 1.  SECURITY AND BANK

         The class of security to which this statement relates is the common stock, par value $.01 per share (the "Shares"), of Bank Plus Corporation (the "Company"). The address of the principal executive offices of the Company is 4565 Colorado Boulevard, Los Angeles, CA 90039.

ITEM 2.  IDENTITY AND BACKGROUND

         The persons filing this statement are Financial Institution Partners, L.P., Financial Institution Partners II, L.P., Hancock Park Acquisitions, L.P., and Western Acquisition Partners, L.P. (the "Limited Partnerships"), Hovde Capital, Inc., Hovde Capital, L.L.C., Hancock Park Acquisitions, L.L.C., and Western Acquisitions, L.L.C. (the "General Partners"), who are collectively referred to herein as the "Reporting Persons." The Limited Partnerships are Delaware limited partnerships formed for the purpose of investing in, among other things, the equity securities of various financial institutions. Hovde Capital, Inc., a Delaware corporation, is the general partner of Financial Institution Partners, L.P. Hovde Capital, L.L.C., a Delaware limited liability company, is the general partner of Financial Institution Partners II, L.P. Hancock Park Acquisitions, L.L.C., an Illinois limited liability company, is the general partner of Hancock Park Acquisitions, L.P. Western Acquisitions, L.L.C., an Illinois limited liability company, is the general partner of Western Acquisition Partners, L.P.

         Attached as Schedule 1 hereto and incorporated by reference herein is a list containing the principal business and the address of its principal business and office for the Limited Partnerships and the General Partners, as well as information required by (a) through (f) of this Item as to each executive officer, director and/or controlling person of the General Partners who are Reporting Persons. The General Partners control the Limited Partnerships.

         None of the Reporting Persons or executive officers, directors or controlling persons of the General Partners have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

         The Reporting Persons do not believe that they constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934. Nevertheless, the Reporting Persons are making this filing because of the possibility that they may be deemed a group, although each of the Reporting Persons disclaims any membership in, and the existence of, such a group. Neither the making of this filing nor any statement contained herein shall be deemed to be an admission by any of the Reporting Persons that a group exists.





Page 10 of 25 Pages

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Information regarding the source and amount of funds used by the Reporting Persons in acquiring beneficial ownership of their Shares is set forth in Schedule 2 attached hereto and incorporated herein by reference.

ITEM 4.  PURPOSE OF TRANSACTION

         The Reporting Persons have acquired the Shares for investment purposes and as set forth below:

         (a) Each of the Reporting Persons may independently acquire additional Shares or dispose of some or all of its Shares.

         (b)  None.

         (c)  None.

         (d)  None.

         (e)  None.

         (f)  None.

         (g)  None.

         (h)  None.

         (i)  None.

         (j)  None.


ITEM 5.  INTEREST IN SECURITIES OF THE COMPANY

         (a), (b) Schedule 3 hereto, which is incorporated by reference herein, sets forth, as of August 17, 1998, information relating to the aggregate number of Shares of the Company and the percentage of the outstanding Shares of the Company as of such date (based upon information provided by the Company, there are 19,367,000 Shares outstanding as of that date) as to each of the Reporting Persons.

         (c) Schedule 4 hereto, which is incorporated by reference herein, describes, as of August 17, 1998, transactions in the Shares effected during the past sixty (60) days by the Reporting Persons.





Page 11 of 25 Pages

         (d)  None.

         (e)  Not applicable.

         Each of the Reporting Persons disclaims beneficial ownership of Shares beneficially owned by any of the other Reporting Persons.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY

         None.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

Exhibit A -      Consent Agreement pursuant to 17 C.F.R. Section 13d-1(f)(1)





Page 12 of 25 Pages

Signatures


         After reasonable inquiry and to the best of his/its knowledge and belief, each of the undersigned Reporting Persons certifies that the information set forth in this statement with respect to him/it is true, complete and correct.


                                  FINANCIAL INSTITUTION PARTNERS, L.P., by its General Partner, HOVDE CAPITAL, INC.

                                  By:              /s/  Eric D. Hovde
                                          -------------------------------------
                                          Eric D. Hovde
                                  Its:    President

                                  HOVDE CAPITAL, INC.

                                  By:              /s/  Eric D. Hovde
                                          -------------------------------------
                                          Eric D. Hovde
                                  Its:    President

                                  FINANCIAL INSTITUTION PARTNERS II, L.P., by its General Partner, HOVDE CAPITAL, L.L.C.

                                  By:              /s/  Eric D. Hovde
                                          -------------------------------------
                                          Eric D. Hovde
                                  Its:    Managing Member

                                  HOVDE CAPITAL, L.L.C.

                                  By:              /s/  Eric D. Hovde
                                          -------------------------------------
                                          Eric D. Hovde
                                  Its:    Managing Member

                                  HANCOCK PARK ACQUISITIONS, L.P., by its
                                  General Partner, HANCOCK PARK
                                  ACQUISITIONS, L.L.C..

                                  By:              /s/  Eric D. Hovde
                                          -------------------------------------
                                          Eric D. Hovde
                                  Its:    Member





Page 13 of 25 Pages

                                  HANCOCK PARK ACQUISITIONS, L.L.C.

                                  By:              /s/  Eric D. Hovde
                                          -------------------------------------
                                          Eric D. Hovde
                                  Its:    Member

                                  WESTERN ACQUISITION PARTNERS, L.P., by
                                  its General Partner, WESTERN ACQUISITIONS,
                                  L.L.C..

                                  By:              /s/  Eric D. Hovde
                                          -------------------------------------
                                          Eric D. Hovde
                                  Its:    Managing Member

                                  WESTERN ACQUISITIONS, L.L.C.

                                  By:              /s/  Eric D. Hovde
                                          -------------------------------------
                                          Eric D. Hovde
                                  Its:    Managing Member


Dated:         8/17/98
       ---------------




Page 14 of 25 Pages

                                   SCHEDULE 1

INFORMATION RELATING TO REPORTING PERSONS

                                                            PRINCIPAL BUSINESS AND
                                                            ADDRESS OF PRINCIPAL BUSINESS
         NAME                                               OR PRINCIPAL OFFICE
         ----                                               -----------------------------------
Financial Institution Partners, L.P.                        Limited partnership formed to make
                                                            investments primarily in equity
                                                            securities of financial institutions.
                                                            1629 Colonial Parkway
                                                            Inverness, Illinois 60067
                                                            Organized: State of Delaware

Hovde Capital, Inc.                                         Corporation formed to serve as the
                                                            general partner of Financial
                                                            Institution Partners, L.P.
                                                            1629 Colonial Parkway
                                                            Inverness, Illinois 60067
                                                            Incorporated: State of Delaware

Financial Institution Partners II, L.P.                     Limited partnership formed to make
                                                            investments primarily in equity
                                                            securities of financial institutions and
                                                            financial services companies.
                                                            1629 Colonial Parkway
                                                            Inverness, Illinois 60067
                                                            Organized: State of Delaware

Hovde Capital, L.L.C.                                       Limited liability company formed to
                                                            serve as the general partner of
                                                            Financial Institution Partners II, L.P.
                                                            1629 Colonial Parkway
                                                            Inverness, Illinois 60067
                                                            Incorporated: State of Delaware

Hancock Park Acquisitions, L.P.                             Limited partnership formed to make
                                                            investments primarily in equity
                                                            securities of financial institutions.
                                                            1629 Colonial Parkway
                                                            Inverness, Illinois 60067
                                                            Incorporated: State of Delaware





Page 15 of 25 Pages

Hancock Park Acquisitions, L.L.C.                           Limited liability company formed to
                                                            serve as the general partner of
                                                            Hancock Park Acquisitions, L.P.
                                                            1629 Colonial Parkway
                                                            Inverness, Illinois 60067
                                                            Incorporated:  State of Illinois

Western Acquisition Partners, L.P.                          Limited partnership formed to make
                                                            investments primarily in equity
                                                            securities of financial institutions.
                                                            1629 Colonial Parkway
                                                            Inverness, Illinois 60067
                                                            Incorporated: State of Delaware

Western Acquisitions, L.L.C.                                Limited liability company formed to
                                                            serve as the general partner of
                                                            Western Acquisition Partners, L.P.
                                                            1629 Colonial Parkway
                                                            Inverness, Illinois 60067
                                                            Incorporated:  State of Illinois





Page 16 of 25 Pages

INFORMATION RELATING TO EXECUTIVE OFFICERS, DIRECTORS AND/OR CONTROLLING PERSONS


   NAME                                    PRINCIPAL OCCUPATION
  ADDRESS                                    BUSINESS ADDRESS                        CITIZENSHIP
---------------------------------------------------------------------------------------------------
Steven D. Hovde                            Investment banker                              U.S.
1629 Colonial Parkway                      Hovde Financial, Inc.
Inverness, Illinois 60067                  1629 Colonial Parkway
                                           Inverness, Illinois 60067
                                           Investment banking firm

Eric D. Hovde                              Investment banker                              U.S.
1826 Jefferson Place, N.W.                 Hovde Financial, Inc.
Washington, D.C.  20036                    1826 Jefferson Place, N.W.
                                           Washington, D.C.  20036
                                           Investment banking firm

Braddock J. LaGrua                         Investment banker                              U.S.
1826 Jefferson Place, N.W.                 Hovde Financial, Inc.
Washington, D.C.  20036                    1826 Jefferson Place, N.W.
                                           Washington, D.C.  20036
                                           Investment banking firm

Gregory A. Mitchell                        Investment banker                             U.S.
1801 Oakland Blvd., Suite 250              Hovde Financial, Inc.
Walnut, CA 94596                           1801 Oakland Blvd., Suite 250
                                           Walnut, CA 94596
                                           Investment banking firm





Page 17 of 25 Pages

                                   SCHEDULE 2

         The following table sets forth the amount and source of funds used by each Reporting Person in acquiring the Shares beneficially owned by it.

                                                   AMOUNT
                                                   ORIGINALLY
                          TOTAL                    FINANCED/                 SOURCE OF
NAME                      CONSIDERATION            CURRENT BALANCE           FUNDS
-----------------------------------------------------------------------------------------
Financial                 $3,340,084.00            $1,670,042.00/            Working Capital/
Institution                                        $1,670,042.00             Line of Credit*
Partners, L.P.

Hovde Capital,            $3,340,084.00            $1,670,042.00/            Working Capital/
Inc.                                               $1,670,042.00             Line of Credit of
                                                                             Affiliate*

Financial                 $5,246,693.75            $2,623,346.88/            Working Capital/
Institution                                        $2,623,346.87             Line of Credit**
Partners II, L.P.

Hovde Capital,            $5,246,693.75            $2,623,346.88/            Working Capital/
L.L.C.                                             $2,623,346.87             Line of Credit of
                                                                             Affiliate**

Hancock Park              $3,433,092.56            $2,437,495.72/            Working Capital/
Acquisitions, L.P.                                 $  995,596.84             Line of Credit***

Hancock Park              $3,433,092.56            $2,437,495.72/            Working Capital/
Acquisitions, L.L.C.                               $  995,596.84             Line of Credit of
                                                                             Affiliate***

Western                   $1,551,875.00            $775,937.50/              Working Capital/
Acquisition                                        $775,937.50               Line of Credit****
Partners, L.P.

Western                   $1,551,875.00            $775,937.50/              Working Capital/
Acquisitions, L.L.C.                               $775,937.50               Line of Credit of
                                                                             Affiliate****

----------------------------

*$1,670,042.00 was financed through a line of credit with NationsBanc Montgomery Securities at Federal Funds rate +5/8.





Page 18 of 25 Pages

**$2,623,346.87 was financed through a line of credit with NationsBanc Montgomery Securities at Federal Funds rate +5/8.

***$995,596.84 was financed through a line of credit with NationsBanc Montgomery Securities at Federal Funds rate +5/8.

****$775,937.50 was financed through a line of credit with NationsBanc Montgomery Securities at Federal Funds rate +5/8.





Page 19 of 25 Pages

                                   SCHEDULE 3

         The following table sets forth the number and approximate percentage of Shares beneficially owned by each of the Reporting Persons. Each of the Reporting Persons has shared power to vote or to direct the vote and to dispose or to direct the disposition of the Shares of which each of them, respectively, possesses beneficial ownership.

                                                                             APPROXIMATE
NAME                                       NUMBER OF SHARES                  PERCENTAGE
----                                       ----------------                  ----------
Financial Institution                      330,000                           1.70%
Partners, L.P.

Hovde Capital, Inc.                        330,000                           1.70%

Financial Institution                      442,667                           2.29%
Partners II, L.P.

Hovde Capital, L.L.C.                      442,667                           2.29%


Hancock Park                               434,860                           2.25%
Acquisitions, L.P.

Hancock Park                               434,860                           2.25%
Acquisitions, L.L.C.

Western Acquisition                        140,000                           0.72%
Partners, L.P.

Western Acquisitions,                      140,000                           0.72%
L.L.C.





Page 20 of 25 Pages

                                   SCHEDULE 4

Description of Transactions in Shares Effected within 60 Days

The Reporting Persons effected the following transactions in the Shares within sixty (60) days of August 17, 1998:

------------------------------------------------------------------------------------------------------
                  Transaction      Number of        Transaction       Transaction      Broker
                  Date             Shares           Price             Type
------------------------------------------------------------------------------------------------------
Financial         8/11/98          130,000          $10.0625          Buy              Friedman,
Institution                                                                            Billings,
Partners, L.P.                                                                         Ramsey &
                                                                                       Co.
                 -------------------------------------------------------------------------------------
                  8/10/98          50,000           $10.6875          Buy              Friedman,
                                                                                       Billings,
                                                                                       Ramsey &
                                                                                       Co.
                 -------------------------------------------------------------------------------------
                  8/7/98           5,000            $10.625           Buy              Keefe,
                                                                                       Bruyette,
                                                                                       Woods, Inc.
                 -------------------------------------------------------------------------------------
                  8/7/98           5,000            $10.625           Buy              Herzog,
                                                                                       Heine,
                                                                                       Geduld
                 -------------------------------------------------------------------------------------
                  8/6/98           45,000           $9.9375           Buy              Herzog,
                                                                                       Heine,
                                                                                       Geduld
                 -------------------------------------------------------------------------------------
                  8/5/98           95,000           $9.9375           Buy              Friedman,
                                                                                       Billings,
                                                                                       Ramsey &
                                                                                       Co.
------------------------------------------------------------------------------------------------------
Financial         8/4/98           2,500            $10.25            Buy              Herzog,
Institution                                                                            Heine,
Partners II,                                                                           Geduld
L.P.             -------------------------------------------------------------------------------------
                  8/3/98           4,000            $10.6875          Buy              Jeffries &
                                                                                       Co.
                 -------------------------------------------------------------------------------------
                  8/3/98           15,000           $10.6875          Buy              Herzog,
                                                                                       Heine,
                                                                                       Geduld
                 -------------------------------------------------------------------------------------
                  7/24/98          50,000           $12.375           Buy              Friedman,
                                                                                       Billings,
                                                                                       Ramsey &
                                                                                       Co.
------------------------------------------------------------------------------------------------------



Page 21 of 25 Pages

------------------------------------------------------------------------------------------------------
                  7/23/98          5,000            $12.4375          Buy              Friedman,
                                                                                       Billings,
                                                                                       Ramsey &
                                                                                       Co.
                 -------------------------------------------------------------------------------------
                  7/22/98          5,000            $12.4375          Buy              Friedman,
                                                                                       Billings,
                                                                                       Ramsey &
                                                                                       Co.
                 -------------------------------------------------------------------------------------
                  7/15/98          25,000           $12.50            Buy              Friedman,
                                                                                       Billings,
                                                                                       Ramsey &
                                                                                       Co.
                 -------------------------------------------------------------------------------------
                  6/30/98          2,000            $12.375           Buy              Friedman,
                                                                                       Billings,
                                                                                       Ramsey &
                                                                                       Co.
------------------------------------------------------------------------------------------------------
Hancock Park      7/31/98          10,000           $11.875           Buy              Friedman,
Acquisitions,                                                                          Billings,
L.P.                                                                                   Ramsey &
                                                                                       Co.
                 -------------------------------------------------------------------------------------
                  7/31/98          20,000           $10.5             Buy              Jeffries &
                                                                                       Co.
                 -------------------------------------------------------------------------------------
                  7/31/98          25,000           $11.625           Buy              NationsBanc
                                                                                       Montgomery
                                                                                       Securities,
                                                                                       L.L.C.
                 -------------------------------------------------------------------------------------
                  7/31/98          27,500           $11.0568          Buy              Herzog,
                                                                                       Heine,
                                                                                       Geduld
------------------------------------------------------------------------------------------------------





Page 22 of 25 Pages

                                 EXHIBIT INDEX

                                                                                  Page
Exhibit A        Consent Agreement to 17 C.F.R. Section 13d-1(f)(1)               24





Page 23 of 25 Pages

                                                                       EXHIBIT A
          Consent Agreement Pursuant to 17 C.F.R. Section 13d-1(f)(1)

         Each of the undersigned hereby consents and agrees to the filing on behalf of each of them of the foregoing joint statement on Schedule 13D pursuant to 17 C.F.R. 13d-1(f)(1) with respect to his/its beneficial ownership of the shares of the Issuer.


                                  FINANCIAL INSTITUTION PARTNERS, L.P., by its General Partner, HOVDE CAPITAL, INC.

                                  By:             /s/  Eric D. Hovde
                                          --------------------------------------
                                          Eric D. Hovde
                                  Its:    President

                                  HOVDE CAPITAL, INC.

                                  By:             /s/  Eric D. Hovde
                                          --------------------------------------
                                          Eric D. Hovde
                                  Its:    President

                                  FINANCIAL INSTITUTION PARTNERS II, L.P., by its General Partner, HOVDE CAPITAL, L.L.C.


                                  By:             /s/  Eric D. Hovde
                                          --------------------------------------
                                          Eric D. Hovde
                                  Its:    Managing Member

                                  HOVDE CAPITAL, L.L.C.

                                  By:             /s/  Eric D. Hovde
                                          --------------------------------------
                                          Eric D. Hovde
                                  Its:    Managing Member

                                  HANCOCK PARK ACQUISITIONS, L.P., by its
                                  General Partner, HANCOCK PARK
                                  ACQUISITIONS, L.L.C.

                                  By:             /s/  Eric D. Hovde
                                          --------------------------------------
                                          Eric D. Hovde
                                  Its:    Member





Page 24 of 25 Pages

                                     HANCOCK PARK ACQUISITIONS, L.L.C.

                                     By:             /s/  Eric D. Hovde
                                             -----------------------------------
                                             Eric D. Hovde
                                     Its:    Member

                                     WESTERN ACQUISITION PARTNERS, L.P.,
                                     by its General Partner, WESTERN
                                     ACQUISITIONS, L.L.C..

                                     By:             /s/  Eric D. Hovde
                                             -----------------------------------
                                             Eric D. Hovde
                                     Its:    Managing Member

                                     WESTERN ACQUISITIONS, L.L.C.

                                     By:             /s/  Eric D. Hovde
                                             -----------------------------------
                                             Eric D. Hovde
                                     Its:    Managing Member





Page 25 of 25 Pages